

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2021

Jason Gardner
Founder, Chief Executive Officer
Marqeta, Inc.
180 Grand Avenue
6th Floor
Oakland, CA 94612

Re: Marqeta, Inc.
Amendment No. 2 to Form S-1
Exhibit Nos. 4.7, 1.8, 4.9, 10.14 and 10.15
Filed June 1, 2021
File No. 333-256154

Dear Mr. Gardner:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance